Ecopetrol announces a US$10,595 million Capex budget for 2014

•	61% of the investment corresponds to Ecopetrol S.A.’s projects and 39% to affiliates’ and subsidiaries’ projects.
•	95% of the total investment will be allocated in Colombia.
•	65% of total investments will be allocated to exploration and production.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that its Board of Directors has approved the Capex budget for 2014. The approved investments total US$10,595 million, of which US$6,463 million will be directed to Ecopetrol S.A.’s projects and US$4,132 million to affiliates’ and subsidiaries’ projects (of which US$1,908 million will be funded by Ecopetrol S.A.).

The following chart summarizes the Capex:

Ecopetrol’s and Affiliate’s Capex Budget for 2014 Figures in US$ million
	Ecopetrol S.A.	Affiliates and Subsidiaries	TOTAL
Exploration	928	632	1,560
Production	4,646	392	5,038
Unconventional Hydrocarbons	240		240
Transport		1,344	1,344
Refining and Petrochemicals	339	1,765	2,103
Other	309		309
Total	6,463	4,132	10,595

The following is a description of the main projects that Ecopetrol S.A. plans to carry out in 2014 in its different business segments:

Exploration (US$928 million)

In 2014, Ecopetrol S.A. plans to drill 20 exploratory wells, 6 appraisal wells and 8 stratigraphic wells in Colombia. Of the exploratory wells, 13 are expected to be drilled in the area of Llanos (Meta and Arauca provinces), 2 wells in the Caribbean offshore, 2 wells in the southern region (Huila province) and 3 wells in the northern region (Cesar, Antioquia and Norte de Santander provinces).

Exploratory activity includes acquisition of seismic programs for 8,460 kilometers equivalent, geology and geophysical studies, regional studies and others associated with project viability of US$400 million.

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The initiative for development of nonconventional resources (shale oil/gas) is expected to continue in Ecopetrol’s blocks in Middle Magdalena and Catatumbo, with activities involving the drilling of 9 stratigraphic wells, 3 exploratory wells, and 3 productivity and study pilots.

Production (US$4,464 million)

The 2014 Capex is targeted to keep increasing crude oil and gas production, which is expected to reach 770 thousand barrels on average a day of oil equivalent (mboed) for Ecopetrol S.A. alone, while the average estimated production for the Ecopetrol Group, including its participation in affiliates and subsidiaries, is estimated at 819 thousand barrels of oil equivalent per day in 2014.

The highest percentage of the Capex will be allocated primarily in projects in Llanos (64%), Orinoquía (11%) and Middle Magdalena (17%). The fields Castilla, Chichimene, Rubiales, Quifa, Caracara, Provincia, Casabe, Tibú, La Cira Infantas and Yariguí should continue to be developed, among others. Development of new fields such as Caño Sur and Akacías is expected to begin, following the recent confirmation of their commercial viability.

As far as studies, it is expected that US$335 million will be invested in air and water injection pilot projects, tertiary recovery and acquisition of information.

Downstream (US$339 million)

The totality of the Capex in this business segment will be allocated to the modernization project of the Barrancabermeja-PMRB (26%) refinery, Barrancabermeja’s Utilities Master Plan (21%), and the completion of projects underway such as Consolidated Operational Control and Expansion of Asphalt Production Capacity (1%). Investments are also expected to be allotted to the continuation of the current operation and development of studies (51%).

Other investments (US$309 million)

In addition to investments in the various business areas, funds are also expected to be allocated to research and development at the Colombian Petroleum Institute (Instituto Colombiano del Petróleo – ICP) and for IT. Initiatives are expected to continue to be developed in connection with technological infrastructure modernization in the Shared Services Centre, in HSE and sustainability, and process management (design and implementation).

Acquisitions

The approved budget for 2014 does not include potential acquisitions. Should they be included, they would be analyzed and approved on an individual basis by the Board of Directors.

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II.	Capex budget of Ecopetrol’s affiliates and subsidiaries (US$4,132 million)

The following chart shows the breakdown of capex in affiliates and subsidiaries:

Ecopetrol’s Affiliates’ and Subsidiaries’ Capex Budget for 2014*
Figures in US$ million

Upstream		Midstream		Downstream
(Exploration and Production)		(Transport)		(Refining, petrochemicals, trading and biofuels)
Company	Capex 2014	Company	Capex 2014	Company	Capex 2014

Ecopetrol América	470	Oleoducto Bicentenario	138	Reficar	1,633
Savia	54	ODL	11	Bioenergy	105
Hocol	318	Ocensa	189	Propilco	15
Ecopetrol Brasil	37	ODC	6	Ecodiesel	11
Ecopetrol Perú	-	Cenit	999	Louisiana	1
Equión	144
Subtotal	1,023	Subtotal	1,344	Subtotal	1,765
Upstream (A)		Midstream (B)		Downstream (C)

Total A + B + C	4,132

*Investment proportionate to Ecopetrol S.A.'s participation in each company and does not include partner contributions.

The funds for the Capex budget in affiliates and subsidiaries are expected to come from Ecopetrol S.A. (US$1,908 million) and its affiliates' own sources and financing (US$2,224 million), for a total affiliates’ Capex of US$4,132 million.

The following is a description of activities and projects:

Exploration (US$632 million)

In 2014, 5 international exploratory wells are planned to be drilled along the coast of the Gulf of Mexico (U.S.). The drilling goal is consistent with the strategy of focusing on prospects with the greatest potential and value for the company.

In Colombia, Ecopetrol’s subsidiary Hocol plans to drill 5 exploratory wells and Equión plans to drill 1 exploratory well.

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Production (US$392 million)

Affiliates and subsidiaries are expected to produce a total of 49 mboed, of which 47% are expected to come from operations in Colombia and 53% from international operations.

Downstream ( US$1,764 million)

Investments in this business segment will be allocated mainly to Expansion and Modernization Project of the Cartagena Refinery (US$1,633 million), and the continuation of investments in Propilco, Bioenergy and Ecodiesel.

Transport (US$1,344 million)

Capex in this segment is expected to increase the crude transportation capacity of the main oil pipelines by 40 mboed in 2014 and by 135 mboed by 2015. As to multipurpose pipeline systems, the increase is expected to be 70 mboed by 2014 and 34 mboed by 2015. The capacity of unload facilities is expected to increase by 26 mboed by 2014. Capex will be allocated in crude and product storage systems and in additional capacities of secondary lines.

III.	Sources of funds

The financing needs of the Capex budget will depend on price performance, Ecopetrol S.A.'s cash generation, market conditions and the continued execution of the budget in the various businesses segments, as well as on eventual acquisitions.

The company has indebtedness capacity, an investment grade rating and access to the fixed income and stock markets, both in Colombia and abroad, to obtain funds from different sources.

Bogotá, December 13, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

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